FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 30, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

July 30, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that on July 30, 2012, the Tashkent Economic Court granted a petition by the State Agency for Communications and Information of Uzbekistan (“SACI”, the “Regulator”) to extend for a period of three months the suspension of the operating of license of Uzdunrobita FE LLC (“Uzdunrobita”, “MTS-Uzbekistan”), MTS’s wholly owned subsidiary in Uzbekistan, notwithstanding the fact that MTS-Uzbekistan has fulfilled all of the requirements set forth in the order of the SACI from July 17, 2012, to suspend the license of Uzdunrobita. In the Company’s opinion, the court failed to extend to the Company the opportunity to realize its right to protection under Uzbek law.

On July 27, 2012, SACI filed a petition to the Tashkent Economic Court to extend the suspension of the MTS-Uzbekistan initially suspended by the Regulator on July 17, 2012, for ten (10) days for a period of three months. The Regulator requested suspension of the license for a longer period of time despite the fact that the Company has timely reported that it has duly complied with all of the Regulator’s requirements.

On the same day, the court accepted the petition and set the date of the hearings for July 30, 2012.  The court’s definition, as well as the statement of the claim, were delivered by the Regulator to the office of MTS-Uzbekistan on Saturday, July 28, 2012 earlier than anticipated at a time when MTS’s offices were closed. Therefore, MTS-Uzbekistan had a few hours only before the hearings to prepare for the hearing. The Company’s motion to postpone the hearings in order to guarantee the right to adequate protection and prepare legal position was rejected by the court without explanation.

In the Company’s opinion, the rights of MTS as a foreign investor have been gravely breached.  The suspension of the license, the on-going audits of MTS-Uzbekistan’s financial and operating activities, the seizure of assets, including network equipment, and the arrest of MTS-Uzbekistan’s employees are violations under Uzbek and international law.

In the Company’s opinion, the actions of the Regulator aimed at the suspension of the MTS-Uzbekistan license for a new period of three months are illegal and unwarranted.  Considering the long history of MTS-Uzbekistan’s operations and absence of any significant complaints from the Regulator, MTS believes that ulterior motives are behind the Regulator’s actions.

In order to clarify the situation and start constructive discussions with the authorities MTS has sent a number of official letters to the leadership of Uzbekistan, all of which remain unanswered.  On July 30, 2012, MTS sent an official letter to the President of the Republic of Uzbekistan I.A. Karimov with an appeal to clarify the situation and resolve the issues for MTS-Uzbekistan.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: July 30, 2012